

PE
8/21/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

SEC MAIL PROCESSING
RECEIVED
AUG 2 2 2002
WASH. D.C. 165 SECTION

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 21 August, 2002

GlaxoSmithKline plc
(Name of registrant)

PROCESSED
AUG 2 9 2002
THOMSON
FINANCIAL

GLAXOSMITHKLINE, 980 GREAT WEST ROAD,
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F _____   Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes _____   No _____



GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

16 August 2002	The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on the 20 August 2002, that as a result of movement in the fund on the 16 August 2002, the number of Ordinary Share ADRs held by the fund had increased from 18,011,073 to 18,066,689 at an average price of $40.88.

The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Mr J D Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

20 August 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 20 August, 2002   By:

VICTORIA LLEWELLYN
Authorised Signatory for and on
behalf of GlaxoSmithKline plc